                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                 SHONEY'S, INC.
                                 --------------
                                (Name of issuer)

                         COMMON STOCK, $1.00 PAR VALUE
                         -----------------------------
                         (Title of class of securities)

                                   825039100
                            -------------------------
                                 (CUSIP Number)

                           MR. RAYMOND D. SCHOENBAUM
                             1640 POWERS FERRY ROAD
                            BUILDING TWO, SUITE 100
                          MARIETTA, GEORGIA 30067-6050
                                 (770) 612-2456
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                    Copy to:
                            MR. JOHN D. CAPERS, JR.
                                KING & SPALDING
                           191 PEACHTREE STREET, N.E.
                          ATLANTA, GEORGIA  30303-1763

                                  JULY 7, 1997
                                ----------------
            (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          BETTY J. SCHOENBAUM
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
            UNITED STATES

   NUMBER OF      7.  SOLE VOTING POWER         2,703,388
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER         691,092
   OWNED BY
   EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
   PERSON
   WITH          10.  SHARED DISPOSITIVE POWER    691,092

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         3,394,480

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          7.0% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 2 of 11 Pages
                            Exhibit Index on Page 9

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          RAYMOND D. SCHOENBAUM
          ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES

   NUMBER OF      7.  SOLE VOTING POWER         272,311
   SHARES
 BENEFICIALLY     8.  SHARED VOTING POWER       235,750
   OWNED BY
   EACH           9.  SOLE DISPOSITIVE POWER    272,311
   REPORTING
   PERSON
   WITH          10.  SHARED DISPOSITIVE POWER  235,750

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         508,061

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [X]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          1.0% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 3 of 11 Pages
                            Exhibit Index on Page 9

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          SCHOENBAUM CORPORATION
          88-0354486

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [X]
                                                          (b)  [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION
         NEVADA, U.S.A.

   NUMBER OF       7.  SOLE VOTING POWER         2,703,388
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER             -0-
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 4 of 11 Pages
                            Exhibit Index on Page 9

CUSIP NO. 825039100

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          SCHOENBAUM VENTURES L.P.
          88-0328974

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
          PF, OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                       [ ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
          NEVADA, U.S.A.

   NUMBER OF       7.  SOLE VOTING POWER         2,703,388
    SHARES
 BENEFICIALLY      8.  SHARED VOTING POWER             -0-
    OWNED BY
    EACH           9.  SOLE DISPOSITIVE POWER    2,703,388
   REPORTING
    PERSON
    WITH          10.  SHARED DISPOSITIVE POWER        -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                         2,703,388

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                    [ ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.6% (BASED ON 48,568,109 SHARES OUTSTANDING ON JUNE 20, 1997)

14.  TYPE OF REPORTING PERSON*
          PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              Page 5 of 11 Pages
                            Exhibit Index on Page 9

ITEM 4.   PURPOSE OF TRANSACTION.

     As indicated in a Schedule 13D filed by Betty J. Schoenbaum, Raymond D. Schoenbaum, Schoenbaum Corporation and Schoenbaum Ventures L.P. (the "Reporting Persons") on April 25, 1997 and as amended on June 2, 1997, June 16, 1997, June 23, 1997 and June 25, 1997, the Reporting Persons have been disappointed with the performance of Shoney's, Inc. (the "Issuer") and the Issuer's stock price in recent years. Because of the Issuer's continued poor performance and the refusal by the Board of Directors of the Issuer (the "Board") to meet with Raymond D. Schoenbaum at their two-day retreat in mid-June to discuss solutions to Shoney's problems, the Reporting Persons believe that they were left with no alternative but to present their case directly to the shareholders and owners of the Issuer.

     As a result, Raymond D. Schoenbaum and Betty J. Schoenbaum (the "Shoney's Shareholders' Committee") determined to seek agent designations to call a special meeting of the shareholders of the Issuer to act on proposals that would result in the removal of all of the members of the current Board and replace them with nominees of the Shoney's Shareholders' Committee. On June 16, 1997, the Shoney's Shareholders' Committee filed preliminary solicitation materials (the "Agent Designation Materials") with the Securities and Exchange Commission (the "Commission") pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Act") relating to a proposed solicitation of agent designations to authorize the designated agents to (i) call and demand a special meeting, (ii) set the place, date and time of the special meeting and (iii) exercise all rights of the shareholders giving their authorization to the designated agents incidental to calling and convening the special meeting and causing the purposes of the authority expressly granted pursuant to the agent designation to be carried into effect. The Shoney's Shareholders' Committee also filed on June 16, 1997 preliminary proxy solicitation materials (the "Proxy Materials") with the Commission pursuant to Section 14(a) of the Act in connection with their proposals to be considered at the special meeting. In addition, on June 23, 1997, the Shoney's Shareholders' Committee amended the Agent Designation Materials and the Proxy Materials to announce the nominees of the Shoney's Shareholders' Committee to replace the current Board.

     On June 23, 1997, the Issuer filed a Form 8-K with the Commission indicating that the Board amended the bylaws the Issuer ("Bylaws"). The Bylaw amendments, which were adopted after the Shoney's Shareholders' Committee initiated its efforts to call and demand a special meeting, purport to eliminate the right of the Issuer's shareholders to set the date, time and place of a special meeting. In addition, the amendments purport to establish lengthy time frames relating to the call of a special meeting and the giving of notice of a special meeting, which would ostensibly permit the Board to substantially delay the date of a special meeting. The amendments also seek to permit the current officers and employees of the Issuer to serve as inspectors of election at the special meeting.

     On June 25, 1997, Raymond D. Schoenbaum, on behalf of the Shoney's Shareholders' Committee, delivered a letter to the Board in response to the Board's adoption of the Bylaw amendments. In his letter, Raymond D. Schoenbaum indicated that the Shoney's Shareholders' Committee is disappointed with the Board's apparent attempt to manipulate the corporate governance process through these Bylaw amendments and that the Shoney's Shareholders' Committee is prepared to go to court to enforce their legitimate rights. Raymond D. Schoenbaum requested in the letter that the Board rescind these amendments and agree to his previously announced June 16 record date for shareholders entitled to call the special meeting and August 19 special meeting date. He further stated in the letter, "Setting the date at this time will provide absolute clarity as the process moves forward and the two-month time period between now and August 19 will provide more than enough time for our shareholders to consider the relative merits of [the Shoney's Shareholders' Committee's proposal to remove and replace the Issuer's current Board]."


                              Page 6 of 11 Pages
                            Exhibit Index on Page 9

        In addition, Raymond D. Schoenbaum, on behalf of the Shoney's Shareholders' Committee, sent a separate letter to the Issuer on June 25, 1997 to serve as written notice of the request of Raymond D. Schoenbaum that the Board fix a record date to determine the shareholders entitled to call a special meeting. The notice was sent pursuant to Article II, Section 2 of the Restated Bylaws of the Issuer filed with the Commission on June 23, 1997 (the "Restated Bylaws") in order to comply with such Section if such Section is determined to be valid and to be retroactively effective with respect to setting a record date for the shareholders entitled to execute the agent designations sought by the Shoney's Shareholders' Committee.

        Raymond D. Schoenbaum noted in the letter that he is giving this notice and making this request as a precautionary matter, in spite of his belief that such notice is not required. The Shoney's Shareholders' Committee does not read the amendment to Article II, Section 2 of the Bylaws as purporting to affect the record date which was validly set prior to the amendment. Moreover, even if it did purport to do so, the Shoney's Shareholders' Committee does not believe that it would be valid since it would have the effect of retroactively invalidating a record date which already has been set. Raymond D. Schoenbaum reserves his rights to challenge the validity of the amendments to the Bylaws of the Issuer set forth in the Restated Bylaws, including the amendments to Article II,
Section 2 to the extent that they purport to require that this notice be given.

       On June 26, 1997, the Issuer responded to the June 25, 1997 letter from Raymond D. Schoenbaum in a letter expressing the Issuer's disagreement with statements made by Raymond D. Schoenbaum in his June 25 letter and informing Raymond D. Schoenbaum of the Issuer's intention to litigate. The Issuer, on June 26, 1997, filed a claim in the Chancery Court for the State of Tennessee, Twentieth Judicial District at Nashville, seeking a declaration of (i) the validity of the record date of June 14, 1997 set by the Board for determining the shareholders entitled to demand a special meeting, (ii) the invalidity of the June 16, 1997 record date set by the Shoney's Shareholders' Committee, and
(iii) the validity of the recent Bylaw amendments. In response, the Shoney's Shareholders' Committee filed litigation papers on June 30, 1997 seeking to remove the lawsuit to the U.S. District Court for the Middle District of Tennessee and requesting the court, among other things, declare invalid the recent Bylaw amendments which sought to frustrate the establishment of the June 16, 1997 record date and the Shoney's Shareholders' Committee's efforts to call the special meeting and require the Issuer to make available to the Shoney's Shareholders' Committee certain documents and records relating to, among other things, the identity of the beneficial owners of the Issuer's common stock which the Issuer has refused to provide.


       On July 3, 1997, the Shoney's Shareholders' Committee filed definitive Agent Designation Materials with the Commission and began to mail the definitive Agent Designation Materials to shareholders of the Issuer.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

1.   Joint Filing Agreement (Pursuant to Rule 13d-1(f))

2. Letter to Raymond D. Schoenbaum from the Board of Directors of the Issuer dated June 26, 1997

                              Page 7 of 11 Pages
                            Exhibit Index on Page 9

                                   SIGNATURE
                                   ---------


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 7, 1997

                                               *
                                    --------------------------
                                    Betty J. Schoenbaum

                                    /s/ Raymond D. Schoenbaum
                                    --------------------------
                                    Raymond D. Schoenbaum


                                    Schoenbaum Corporation


                                       By:        *
                                       --------------------------
                                           Betty J.Schoenbaum,
                                           President


                                    Schoenbaum Ventures L.P.

                                       By: Schoenbaum Corporation,
                                           General Partner


                                       By:        *
                                       --------------------------
                                           Betty J. Schoenbaum,
                                           President


* By:/s/Raymond D. Schoenbaum
     -----------------------------------
     Raymond D. Schoenbaum, pursuant to
     the Joint Filing Agreement dated
     April 25, 1997

                              Page 8 of 11 Pages
                            Exhibit Index on Page 9

                                 EXHIBIT INDEX
                                 -------------


     Exhibit                        Description
     -------                        -----------

      1.                Joint Filing Agreement (Pursuant to Rule 13d-1(f))

      2. Letter to Raymond D. Schoenbaum from the Board of Directors of Shoney's, Inc. dated June 26, 1997

                              Page 9 of 11 Pages
                            Exhibit Index on Page 9